Exhibit 21.1

Subsidiaries

Red Hawk Petroleum, LLC, a Nevada limited liability company, which is wholly-owned
Pacific Energy Development Corp., a Nevada corporation, which is wholly-owned
Blast AFJ, Inc., a Delaware corporation, which is wholly-owned
Ridgeway Arizona Oil Corp., an Arizona corporation, which is wholly-owned
EOR Operating Company, a Texas corporation, which is wholly-owned